October 4, 2005

                                                      VIA EDGAR & OVERNIGHT MAIL


Ms. Joyce Sweeney
Accounting Branch Chief
Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Mail Stop 4561
Washington, D.C. 20549

Re:    Metris Companies Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2004
       Your File No. 001-12351

Dear Ms. Sweeney:

         Metris Companies Inc. ("MCI") submits the enclosed information and documents in response to the Division of Corporation Finance's ("DCF") comment letter dated September 23, 2005 relating to DCF's review of MCI's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 ("2004 Form 10-K"). For ease of reference, we have listed each of your comments (in bold type) followed by our response. MCI and its subsidiaries are referred to herein as "we," "us," "our," and "the Company."

Results of Operations, page 33

     1. We note your disclosure of the components of "Loss on new securitizations of receivables to the Metris Master Trust" on page 34. Please tell us the nature of each component, how you determined the amount, and your basis for including them within this line item.

         Response: When we securitize receivables, we sell existing receivables into the Metris Master Trust ("MMT") and receive a retained interest in the transferred receivables along with other assets. At the time of sale, we write off the book value of the receivables sold and record the assets received (contractual retained interests, spread accounts receivable, if applicable, and interest-only strip receivable) at their fair value in accordance with paragraph 58 of FAS 140. The fair value of each asset received is computed based on internally prepared calculations of the present value of the anticipated cash flow associated with each individual asset. The methods of determining such fair value are described in note 2 on pages 63 and 64 of our 2004 Form 10-K and are summarized below:

     - Contractual retained interests - represents subordinated securities held by the Company. There is no stated interest/coupon rate associated with these securities and they are not rated. They are subordinate to all other securities and, accordingly, are repaid last. Their fair value is calculated as a zero coupon security using a discount rate commensurate with the risks of the underlying assets and the scheduled maturity date of the underlying securitization.

     - Spread account receivable - includes interest-earning cash held by the MMT Trustee due to minimum spread reserve deposits required by certain security series. The fair value is determined by discounting the expected future cash flows using a discount rate commensurate with the risks of the underlying assets. The expected future cash flows include the release of the spread account receivable balance on the scheduled maturity date and the estimated interest earned on the cash balances each month.

     - Interest-only strip receivable - represents the contractual right to receive excess spread cash flows (portfolio collections, less principal charge-offs, financing costs and servicing costs) from credit card loans over the estimated life of the securitization series. The fair value is determined by discounting the expected future cash flows using a discount rate commensurate with the risks of the underlying assets based on the expected timing of cash flows in the retained interest valuation model.

     The Company utilizes bank conduit facilities and term asset-backed securitization ("ABS") transactions to fund receivables in the MMT. The bank conduit facility provides short-term funding to balance receivable growth, attrition and maturing term ABS. Term ABS are used for longer-term funding needs.

     In each of the last three years, we recorded a loss on new securitization of receivables because the fair value of the assets received was less than the book value of the receivables sold. The aggregate result of each of these calculations are combined into one line on our income statement entitled "Loss on new securitizations of receivables to the Metris Master Trust" because they arise from a single type of transaction - that being the sale and securitization of our credit card receivables. This treatment is in accordance with paragraph 11 of FAS 140. Our significant accounting policies associated with retained interests in loans securitized and securitization income are included in note 2 to our consolidated financial statements at pages 63-64 of the 2004 Form 10-K.

     The components of our loss on securitization of receivables to the MMT disclosure on page 34 of the 2004 Form 10-K are as follows:

     A. "Defeasance of maturing ABS series into conduit" represents borrowing on the Company's variable funding conduit to fund a maturing term ABS series. The components of the loss on securitization include:

          - Loss associated with establishing a discount on the contractual retained interest based on a 16% discount rate (for 2003 and
               2004) and the term of the conduit facility (12-24 months).
          - Loss associated with establishing a discount on the minimum spread reserve deposit based on a 16% discount rate (for 2003 and
               2004) and the term of the conduit facility, partially offset by interest income earned on the cash balance each month.
          - Gain associated with establishing an interest-only strip receivable based on expected future excess spread cash flows over the term of the conduit facility discounted at a 30% discount rate.

     B. "Amortizing term series financing" represents borrowing on a term series that was established to fund a maturing term ABS prior to the establishment of a two year bank conduit facility completed in May 2004. The components of the loss on securitization include:

          - Loss associated with establishing a discount on the contractual retained interest based on a 16% discount rate (for 2004) and the term of the series (2 months).
          - Gain associated with establishing an interest-only strip receivable based on expected future excess spread cash flows over the term of the series discounted at a 30% discount rate.

     C. "Establishment of a new conduit" in 2002-03 represents borrowings on a new conduit facility to fund a maturing conduit facility. The components of the loss on securitization include:

          - Loss associated with establishing a discount on the contractual retained interest based on the discount rate (12% in 2002 and 16% in 2003) and the term of the conduit facility (12 months).

          - Gain associated with establishing an interest-only strip receivable based on expected future excess spread cash flows over the term of the conduit facility discounted at a 30% discount rate.

     D. "New term ABS transactions" represent new term ABS transactions to fund receivable growth or pay down variable funding conduits. The components of the loss on securitization include:

          - Loss associated with establishing a discount on the contractual retained interest based on the discount rate (12% in 2002; 16% in 2004) and the term of the ABS series (24-86 months).

          - Loss associated with establishing a discount on the minimum spread reserve deposit (2004 only) based on the discount rate (16% in 2004) and the term of the ABS series, partially offset by interest income earned on the cash balance each month.

          - Gain associated with establishing an interest-only strip receivable based on expected future excess spread cash flows over the term of the series using the discount rate (25% in 2002; 30% in 2004).

     2. Please tell us how recurring losses on new securitizations impacts your decision to continue to securitize your credit card receivables.

         Response: Recurring losses on new securitizations have not impacted our decision to continue to securitize credit card receivables. As noted on pages 11-13 (Item 1 - Business) and pages 45-49 (Item 7 - Management Discussion and Analysis of Financial Condition and Results of Operations) ("MD&A") of the 2004 Form 10-K, the Company is primarily reliant upon securitization financing (both bank conduit and term asset-backed securities) to finance its credit card loan portfolio. The Company has not relied on certificates of deposit ("CDs") held by its bank subsidiary, Direct Merchants Credit Card Bank, N.A. ("Direct Merchants Bank" or "Bank"), to fund credit card loans since September 2003 (see page 17 of 2004 Form 10-K). The Company has, in recent years, recorded losses on securitizations primarily due to the relatively low valuations on the assets received upon the sale of receivables into the MMT. At the time, the valuations necessarily reflected the known performance of the credit card loan portfolio and the related costs to securitize the receivables (primarily reflected in the need to provide certain securitization enhancement levels). However, recently improved MMT performance has resulted in lower losses on securitizations. If the MMT continues to experience improved performance and reduced funding costs, it may enable us to modify the assumptions within our retained interests valuation model which may enable us to realize gains on future securitizations.

     3. Please tell us how you determine the amount of the (loss)/gain on replenishment of receivables. Tell us how you determine the amount of the discount recorded and the discount accretion.

         Response: On a daily basis, new credit card receivables (sales and cash advances) are sold into the MMT. Each month, the Company performs a gain/loss-on-replenishment calculation in accordance with paragraph 76 of FAS 140 to account for the new receivables. As with the loss on new securitization discussed in comment 1 above, at the time of replenishment we write off the book value of the receivables sold and record the assets received (contractual retained interests, spread accounts receivable, if applicable, and interest-only strip receivable) at their fair value in accordance with paragraph 58 of FAS 140. The loss on replenishment is calculated based on data pertaining to the weighted average of all ABS series. This is due to the fact that receivables in the MMT collateralize all outstanding securitization series. Therefore, replenishment of receivables is not ABS series specific.

         The components of the loss on replenishment include:

               - Loss associated with establishing a discount on the contractual retained interest. The amount of the contractual retained interest associated with the replenished receivables is based on the weighted average contractual retained interest for all outstanding series and the amount of receivables replenished into the MMT. The loss is calculated using an applicable discount rate (12% in 2002, and 16% in 2003 and 2004) and the weighted average months-to-maturity of all outstanding series.

               - Gain associated with establishing an interest-only strip receivable based on expected future excess spread cash flows over the weighted average months to maturity of outstanding series discounted at the discount rate (25% in 2002, and 30% in 2003 and 2004).

         The discount established on the contractual retained interest, spread reserve discount, and the interest-only strip receivable is accreted into income over the life of each ABS transaction using the effective yield method. In addition, discount accretion related to receivable attrition is recognized each month, which reflects the runoff in the contractual retained interest associated with each securitization transaction.

     4. Please tell us the following regarding your securitization activities, providing sample journal entries as needed for clarity:

     -    how and when you determine the portfolio of receivables to securitize;

              Response: Since September 2003, Direct Merchants Bank no longer issues CDs and all receivables originated on newly issued credit cards are funded through the ABS market by selling such receivables to the MMT. This is due to the fact that in July 2003, the Office of the Comptroller of Currency ("OCC") requested, and Direct Merchants Bank agreed, to eliminate federally-insured deposits at the Bank, or the risk thereof to the Federal Deposit Insurance Corporation, by September 30, 2003. This request was disclosed in Note 12 (Subsequent Events) of the Company's Form 10-Q/A for the period ended June 30, 2003, and Note 23 (Debt and Deposits) of our 2003 Form 10-K. The Company decided to sell the deposits to meet the OCC's request.

              Prior to this, at the time the Company issued a credit card to a customer, we immediately would determine whether future receivables originated on that card would be funded at the Bank (with CDs) or by the MMT (via the ABS market). Once that decision was made, all future receivables originated on that card were funded via the originally designated funding mechanism (i.e., CD or securitization).

     -    the typical time period between when a receivable is originated,  when
          you   decide  to   securitize   it,   and  when  you  enter  into  the
          securitization transaction;

              Response: Receivables originated on credit cards funded via securitization are immediately sold by the Company to the MMT. There is generally a one-day lag between when a receivable is originated and when it is securitized and sold to the MMT. The MMT uses a combination of bank conduit financing, term ABS and transferor's interests (excess receivables in the MMT provided by Metris) to fund purchases of receivables from the Company. Decisions to initiate term asset-backed securitizations are based on a variety of factors, including maturity of existing term asset-backed securities, credit card portfolio growth/shrinkage, conditions in the ABS market (such as spreads to LIBOR and investor capacity), and bank conduit capacity levels.

     - how you determined the fair value of those receivables when the decision to securitize them was made;

              Response: Loans that are originated and sold to the MMT are immediately marked to fair value (in accordance with paragraph 58 of FAS 140) via our valuation of contractual retained interests, spread accounts receivable and interest-only strip receivables, all of which are components of the retained interests in loans securitized. This valuation is reflected in our loss/ (gain) on replenishment of receivables for the MMT and loss/ (gain) on new securitization. See response to comments 1 and 3, above, for further details. The fair value in the securitized portfolio is reviewed quarterly (pages 38, 63 and 64 of 2004 Form 10-K), with any adjustments reflected in the change in fair value of securitized loans.

     - how you recorded the adjustment to reflect the receivables at lower of cost or market when the decision to securitize them is made;

              Response:

              The following journal entries illustrate how the adjustment to reflect the receivables at the lower of cost or market was recorded:

              Cash                                                        Debit
              Contractual retained interest (gross value)                 Debit
              Spread account receivable (gross value)                     Debit
              Allowance for loan losses                                   Debit
              Credit card loans                                          Credit
              (To record the removal of loans upon a securitization transaction)

              Loss on new securitization/replenishment                    Debit
              Interest-only strip receivable                              Debit
              Fair value discount on contractual retained interests      Credit
              Fair value discount on spread accounts receivable          Credit
              (To record an adjustment to mark securitized receivables to market)

     - how you recognized any deterioration in fair value of the receivables between the time you made the decision to securitize and the time you entered into the securitization transaction;

              Response: The fair value of the retained interest is established at the time of replenishment and is reevaluated on a quarterly basis (pages 38, 63 and 64 of 2004 Form 10-K).

     - how you recorded the removal of the receivables when you entered into the securitization transaction;

              Response: Credit card loans are reduced to reflect the sale of receivables into the MMT. Prior to the fair value calculations, the gross amount of the resulting contractual retained interest and required spread account deposit are recorded as follows:

              Cash                                                        Debit
              Contractual retained interest (gross value)                 Debit
              Spread account receivable (gross value)                     Debit
              Allowance for loan losses                                   Debit
              Credit card loans                                          Credit
              (To record the removal of loans upon a securitization transaction)

     - the fair value and carrying amount of receivables securitized and the related provision for loan losses recorded during 2003, 2004, and the six months ended June 30, 2005.

              Response: Per our discussion with Matthew Komar on September 26, 2005, in response to this question the Company is providing the ratio of "Retained interests in loans securitized" (contractual retained interests, excess transferors interest, spread accounts receivable and interest-only strip receivables) plus investors interests in securitized receivables accounted for as sales to gross receivables in the MMT plus the gross spread accounts receivable is as follows (ratio of fair value to face value):

                                  Dec 03            Dec 04            Jun 05
                                  ------            ------            ------
                  Ratio           90.8%             92.3%             93.5%

              There is no provision for loan losses recorded on securitized loans.

Note 2 - Significant Accounting Policies - Debt Waiver Products, page 65

     5. We note that you recognize debt waiver products revenue the month following the completion of the cancellation period, which is one month. Please tell us the terms of the debt waiver products and how they impact your revenue recognition policy. Tell us how your revenue recognition policy is consistent with SAB Topic 13.

         Response: Direct Merchants Bank offers various debt waiver products on credit card loans in the portfolio it owns, as well as in the Company's securitized portfolio basis (page 65 of 2004 Form 10-K). The terms of the debt waiver products offered by the Bank require us to waive the balance of the customer's credit card account up to the credit limit in the event of the cardholder's death. In certain other circumstances, the customer's credit card account is "frozen" with no payments due or interest accruing up to the maximum period of time permissible for each event should the customer experience involuntary unemployment, disability or the need to take an employer approved leave-of-absence. The customer is billed monthly for this product and the terms allow the customer to cancel the product up to thirty days following the purchase/billing date. Until such time that the cancellation period has expired, the customer has a right to reject services performed to date and receive a full refund of the preceding month's service charge.

         In accordance with the provisions of SAB Topic 13, Part 2, Item C, Question 2, "a remaining performance obligation is not inconsequential or perfunctory if it is essential to the functionality of the delivered products or services. In addition, remaining activities are not inconsequential or perfunctory if failure to complete the activities would result in the customer receiving a full or partial refund or rejecting (or a right to a refund or to reject) the products delivered or services performed to date." In the event such an obligation is determined to be more than inconsequential or perfunctory, it would result in any revenue associated with that obligation being deferred until such time that the obligation either becomes inconsequential or perfunctory, or has expired.

         As a result of the product terms outlined above, we have concluded that the service obligations required are more than inconsequential or perfunctory and, therefore, require deferral until such time as the cancellation period expires. Direct Merchants Bank records deferred revenue on receivables owned by the Bank when the debt waiver customer is billed. Revenue on receivables it owns is recognized in the month following completion of the cancellation period, which is one month.

Note 4 - Allowance for Loan Losses, page 69

     6. We note your disclosure that you recorded about $1.9 million of allowance related to reacquired assets in 2004. Please tell us the fair value of assets reacquired and describe the facts and circumstances leading to the reacquisition of assets. Tell us how you considered the potential to reacquire assets in your initial accounting treatment of the transfer of these assets. Refer to paragraph 9 of SFAS 140.

         Response: During September and November 2003, we sold approximately $1.1 billion in credit card loans to a third party. The terms of the sale included standard representations and warranties under which we were obligated to repurchase certain of the loans if specific events occurred within a contractually established period of time subsequent to the sale. For example, if subsequent to the close of the sale we received notification of a bankruptcy filing (which occurred on or before the sale close date) on a sold account, we would be required to repurchase that account.

         At the time of sale we recorded $2.0 million in reserves related to our estimate of the amount of credit card loans we would ultimately be required to repurchase. This amount was charged to the provision for loan losses. In 2004 we repurchased $3.3 million of loans. At the time the credit card loans were actually repurchased the $3.3 million gross value of those loans was recorded on the balance sheet as credit card loans and an additional allowance of $1.9 million was established. The credit card loans were ultimately charged off through the allowance for loan losses. The following journal entries (in millions of dollars) illustrate the transactions that occurred.

                 Provision for loan losses                   2.0
                          Allowance for loan losses                   2.0
                 (To record initial reserve on anticipated repurchases)

                 Credit card loans                           3.3
                          Allowance for loan losses                         1.9
                          Cash                                              1.4
                 (To record the repurchase of credit card loans)

                 Allowance for loan losses                   3.3
                          Credit card loans                                 3.3
                 (To record charge off on uncollectible receivables)

                  Allowance for loan losses                  0.6
                          Provision for loan losses                         .06
                 (To record true-up adjustment to the allowance for loan losses)

         The potential to reacquire assets did not violate the conditions of paragraph 9 of FAS 140. We did not maintain effective control over the sold assets prior to our repurchase because the event that triggered the repurchase changed the risks of those assets. As discussed in paragraphs 47 and 48 of FAS 140, when a transferor repurchases assets that are not substantially the same, the effective control provision of paragraph 9c of FAS 140 is not violated.

Note 9 - Portfolio Sales, page 72

     7. We note your disclosure regarding the $117.2 million loss on the sale of credit card loans in 2003. Please tell us the following, providing sample journal entries as needed for clarity:

     - when you determined to sell the portfolio and when you entered into the sales transaction;

               Response: In July 2003, the OCC requested, and Direct Merchants Bank agreed, to eliminate federally-insured deposits at the Bank, or the risk thereof to the Federal Deposit Insurance Corporation, by September 30, 2003. This request was disclosed in Note 12 (Subsequent Events) of the Company's Form 10-Q/A for the period ended June 30, 2003, and Note 23 (Debt and Deposits) of our 2003 Form 10-K. The Company decided to sell the deposits to meet the OCC's request. In order to fund the sale of the deposits, the Company sold $591 million of loans. Note: In a transfer of deposits (referred to as a sale), the purchasing party is assuming our liability for the deposits. Therefore, the seller is required to transfer cash to the buyer equal to the sales price. The loan sale therefore generated the cash to sell the deposits. As discussed in Note 11 (Sale of Credit Card Loans) of the Company's Form 10-Q/A for the period ended September 30, 2003 ("3Q03 Form 10-Q/A"), the loan sale closed on September 16, 2003. As discussed in Note 12 (Sale of Certificates of Deposits) of the 3Q03 Form 10-Q/A the CDs were sold on September 30, 2003.

              Also, as discussed under Table 5 of the MD&A in the Company's 3Q03 Form 10-Q/A, conduit financing providers requested that we reduce outstanding receivable balances funded through their conduit facilities. As a result, in September 2003, we decided to sell an additional $494 million of credit card loans out of the MMT. The transaction closed on November 13, 2003. This sale of loans was disclosed in Note 13 (Subsequent Events) in the Company's 3Q03 Form 10-Q/A.

              As shown in the table on page 14, the $117 million loss reflects the impacts from both portfolio sales discussed above.

     - how you determined the portfolio fair value when you decided to sell the portfolio;

              Response: When the Company decides to sell a portfolio of credit card loans, a cash flow model is used to provide an initial estimate as to the potential fair value of the portfolio. If prior to the filing of the Company's financial statements sale negotiations indicate a different fair value, the negotiated price is used to value the portfolio. The final value used for purposes of recording the 2003 loan sales discussed above was based on the negotiated price with a third-party, and thus we recorded losses of $117 million in the third quarter of 2003.

     - how you recorded the adjustment to reflect the receivables at lower of cost or market when the decision to sell them was made;

              Response: As disclosed in Note 2 on page 62 of the Company's 2004 Form 10-K, and consistent with OCC Bulletin 2001-15 and paragraphs 34 through 37 of FAS 144, the loans were transferred to the loans held-for-sale account. With respect to loans in the Company's owned portfolio, the loans were transferred into the loans held-for-sale account at the lower of carrying value or fair value at the date the decision to sell was made. To the extent that the loan's carrying value at the time of the transfer was higher than its fair value, additional allowance for loan losses was recorded through the provision for loan losses. The difference between the loan's face value and its fair value was reflected as a charge-off, resulting in a reduction in the allowance for loan losses.

              The following journal entry illustrates the adjustment to lower of cost or market:

                           Provision for loan losses Debit
                           Allowance for loan losses Credit
                           (This entry is made if the fair value of the credit card loans is less than the carrying value)

              With respect to the sale of credit card loans from the MMT (off-balance sheet loans financed through securitization), those loans represented the underlying collateral of our retained interests in securitized loans, which were required to be carried at fair value in accordance with FAS 140. Accordingly, upon a decision to sell receivables from the MMT, the expected sales price was considered in determining the fair value of the retained interest in securitized loans.

              The following journal entry illustrates the adjustment to lower of cost or market:

                           Loss on sale of credit card
                             Loans                            Debit
                           Retained interests
                             in loans securitized             Credit
                           (To record the expected sales price in the fair value of the retained interests in loans securitized)


              Please note that the assets sold from the MMT were first repurchased by the Company at random under a qualifying removal of accounts provision as allowed by paragraph 87(a) of FAS 140.

     - how you recognized any deterioration in fair value of the receivables between the time you made the decision to securitize and the time you entered into the securitization transaction;

              Response: For the loan sale that closed on September 16, 2003, the date the decision to sell was made and the closing of the transaction occurred during the same quarter. Therefore, we used the final sale price to calculate the fair value as of the decision date and as of the transaction date.

              For the sale that closed on November 13, 2003, the decision to sell was made in the third quarter and the sale closed in the fourth quarter. As disclosed in Note 13 (Subsequent Events) in the 3Q03 Form 10-Q/A, we recognized the expected loss on the sale of $71.3 million, which included a write-off of purchased portfolio premium and estimated transaction costs. These loans were held by the MMT prior to sale. As noted above, they represented the underlying collateral of our retained interests in securitized loans, which was carried at fair value in accordance with FAS 140. Accordingly, upon a decision to sell loans from the MMT, the expected sales price was considered in determining the fair value of the retained interests in securitized loans as of September 30, 2003. The final sale price was negotiated and the transaction closed prior to the filing of the Form 10-Q for the period ended September 30, 2003. Therefore, the final sale price was used to value the receivables as of September 30, 2003, and there was no change in the value between the recorded amount in the September 30, 2003 financial statements and the close of the transaction on November 13, 2003.

     - how you recorded the removal of the receivables when you entered into the sales transaction;

              Response: The following journal entries illustrate the transactions:

                          Loans held for sale                Debit
                          Retained interests
                            in loans securitized             Credit
                          Cash                               Credit
                          (To record the repurchase of receivables from the MMT)

                          Loans held for sale                Debit
                          Allowance for loan losses          Debit
                          Credit Card Loans                  Credit
                          (This entry is made to reflect the transfer of credit card loans to loans held for sale)
                          Cash                               Debit
                          Loans held for sale                Credit
                          This entry is made at the completion of the sale transaction)

     - the fair value and carrying amount of receivables sold and the related provision for loan losses recorded during 2003 and 2004.

              Response: The following table illustrates the gross loan value, carrying value prior to sale, and fair value/sale proceeds of the credit card sales discussed above.

                                                                                         Fair            (Gain)
                                                   Gross Loans                        Value/Sales        Loss on
              (dollars in millions)                    Sold       Carrying Value        Proceeds           Sale
              ------------------------------------ ------------- ----------------- ------------------- -------------
              September 16, 2003 Sale
              On-balance sheet loans                   $144            $123               $128             $(5)**
              Loans held by MMT                        $447            $410               $360*            $50

              November 13, 2003 Sale

              Loans held by MMT                        $494            $463               $396*            $67

              * The proceeds from both sale transactions were less than the valuation determined under the discounted cash flow methodology we use in establishing the fair value of our retained interests in loans securitized. These sales were necessitated by the Company's liquidity position and then existing financing market conditions. We considered this transaction a "forced or liquidation sale" as described in paragraph 68 of FAS 140. We do not believe the sale prices in the September and November sales were representative of the overall fair value of our remaining retained interests in loans securitized, and therefore these two events were factored separately into our retained interests valuations. ** In accordance with OCC Bulletin 02-15, this gain was recorded in the provision for loan losses.

     8. Please provide us with a similar analysis regarding the delinquent portfolio sales in 2003 and 2002.

     - when you determined to sell the portfolio and when you entered into the sales transaction;

              Response: The Company historically has not sold portfolios of delinquent credit card loans to third parties as part of its funding strategies. However, during 2002-03, Direct Merchants Bank periodically sold delinquent loans that were held in its owned portfolio. The sale of such loans was part of a strategy to manage capital and liquidity at the Bank. The decision to sell the portfolio of loans was made at the time a firm bid was received from a third party that met or exceeded our fair value assessment of the portfolio. It should be noted that contracts associated with these types of transactions are fairly standard in the industry and the time to close a sale is very short. Accordingly, the decision date, contract date and closing date generally occur within 20 business days. During 2002-03, the decision date, contract date and closing date all occurred within the same financial reporting period.

     - how you determined the portfolio fair value when you decided to sell the portfolio;

              Response: When the Company decides to sell a portfolio of delinquent credit card loans, a cash flow model is used to provide an initial estimate as to the potential fair value of the portfolio. If prior to the filing of the Company's financial statements, sale negotiations indicate a different fair value, the negotiated price is used to value the portfolio. The final value used for purposes of recording the 2002-03 delinquent loans sales discussed above was based on the negotiated price with the third-party purchaser.

     - how you recorded the adjustment to reflect the receivables at lower of cost or market when the decision to sell them was made;

              Response: As disclosed in Note 2 on page 62 of the Company's 2004 Form 10-K, and consistent with OCC Bulletin 2001-15 and paragraphs 34 through 37 of FAS 144, the loans were transferred to the loans held-for-sale account at the lower of carrying value or fair value at the date the decision to sell was made. To the extent that the loan's carrying value at the time of the transfer was higher than its fair value, additional allowance for loan losses was recorded through the provision for loan losses. The difference between the loan's face value and its fair value was reflected as a charge-off, resulting in a reduction in the allowance for loan losses. The following journal entry illustrates the transaction:

                           Provision for loan losses           Debit
                           Allowance for loan losses           Credit
                           (This entry is made if the fair value of the credit card loans is less than the carrying value)

     - how you recognized any deterioration in fair value of the receivables between the time you made the decision to securitize and the time you entered into the securitization transaction;

              Response: Not applicable. The date the decision to sell was made and the date the sale price was known occurred during the same reporting period; therefore, no deterioration in fair value occurred and none was recorded.

     - how you recorded the removal of the receivables when you entered into the sales transaction;

              Response: The following journal entries illustrate the transactions:

                           Loans held for sale                Debit
                           Allowance for loan losses          Debit
                           Credit card loans                  Credit
                           (This entry is made to reflect the transfer of credit card loans to loans held for sale)

                           Cash                               Debit
                           Loans held for sale                Credit
                           (This entry is made at the completion of the sale transaction)

     - the fair value and carrying amount of receivables sold and the related provision for loan losses recorded during 2003 and 2004.

              Response: The following table illustrates the gross receivable value, carrying value prior to sale, and fair value/sale proceeds of the delinquent loan sale discussed above.

                                                       Gross Loans         Carrying          Fair Value/Sales
              (dollars in millions)                      Sold               Value               Proceeds
              ---------------------                    -----------         --------          ----------------
              2002 delinquent loan sales                 $120                $18                   $16
              2003 delinquent loan sales                  $69                 $5                   $7


         We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our 2004 Form 10-K; staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to our 2004 Form 10-K; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         If you have questions regarding the responses provided herein, please feel free to call me at 952.525.5028.

Sincerely,

METRIS COMPANIES INC.




/s/William A. Houlihan
WILLIAM A. HOULIHAN
Executive Vice President
   and Chief Financial Officer



cc:  Matthew Komar, DCF Staff Accountant